DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue

New York, New York 10158

Tel:  (212) 557-7200

May 2, 2014

Ms. Amanda Ravitz

Assistant Director
Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Blue Earth
Registration Statement on Form S-1
Last Filed April 14, 2014
File No.: 333-189937

Dear Ms. Ravitz:

As counsel to Blue Earth, Inc. (the “Company”), we are responding to the Staff’s Comment Letter dated April 25, 2014.  The comments are repeated in the order set forth in the comment letter with our responses to follow in order.  The Company has filed Amendment No. 7 to its Registration Statement on Form S-1 on this date.

1.

We note your response to prior comment 2.  Please expand the disclosure in your summary to highlight your accumulated deficit and the amount of your net losses in each of the last three fiscal years.  Also, we have the following three comments on your response to prior comment 2.

Response No. 1 - This comment has been complied with. The next to the last paragraph on page 9 now discloses the net losses for each of the last three fiscal years and our accumulated deficit through December 31, 2013.

2.

Regarding your disclosure in the last paragraph on page 3 about the cloud based technology, please highlight in your summary that your purpose for the acquisition of Intelligent Power Acquisition, Inc. was to acquire the patent rights to energy saving technology.  Also, disclose the percentage of your total assets that are represented by your intangible assets at December 31, 2013 as a result of the acquisition.  In addition, disclose the amount of your revenues that you recognized for the year ended December 31, 2013 from the acquisition of Intelligent Power. In this regard, we note your new disclosure on pages F-13 and F-26.

Response No. 2 - This comment has been complied with. The first paragraph on page 7 has been expanded to disclose the purpose of the acquisition of Intelligent Power, the percentage of the total assets represented by the intangible assets as a result of the acquisition and the amount of revenues for the year ended December 31, 2013 from the acquisition of Intelligent Power.

3.

Regarding your disclosure in the first paragraph on page 4 about the intelligent digital battery backup management system, disclose the percentage of your total assets that are represented by this system as a result of your acquisition of Millennium Power Solutions, LLC.  Also, disclose the amount of your revenues that you recognized for the year ended December 31, 2013 from the acquisition of Millennium Power Solutions.  In this regard, we note your new disclosure on pages F-13 and F-29.

Response No. 3 - This comment has been complied with. The first paragraph on page 4 has been expanded to disclose the purpose of the acquisition of Millennium Power, the percentage of the total assets represented by the system as a result of the acquisition and the amount of revenues for the year ended December 31, 2013 from the acquisition of Millennium Power.

4.

Regarding your disclosure on page 4 about the cogeneration systems and the seven projects, please highlight in your summary that your purpose for the acquisition of IPS Power Engineering, Inc. and Global Renewable Energy Group, Inc. was to acquire the plans and development to the seven projects.  Also, disclose the percentage of your total assets that are represented by your Construction in progress assets as a result of the acquisition. In addition, disclose the amount of your revenues that you recognized for the year ended December 31, 2013 from the acquisition.  In this regard, we note your new disclosure on page F-27.

Response No. 4 - This comment has been complied with. The next second paragraph on page 7 has been expanded to disclose the purpose of the acquisition of IPS and GREG, the percentage of the total assets represented by the construction in progress assets as a result of the acquisition and the amount of revenues for the year ended December 31, 2013 from the acquisition of IPS and GREG.

5.

We note your response to prior comment 3.  However, it does not appear that you revised the disclosure to state when you first announced the $300 million pipeline and when you first announced Xnergy’s pipeline opportunity.  In this regard, we note that you continue to refer to the Xnergy “pipeline opportunity of approximately $585 million” on page F-25 of this filing.  Therefore, please disclose when you first announced the million dollar pipelines and the amount of revenues as of the most recent practicable date from these pipelines.

Response No. 5 - This comment has been complied with. The last paragraph on page 4 has been expanded to disclose when we first announced the $300 million pipeline. The third paragraph on page 5 has been expanded to disclose when we first announced the $585 million dollar pipeline and the amount of revenues through December 31, 2013.

6.

Please revise the fifth sentence on page 5 to disclose who expects the acquisitions to give you a competitive edge with your commercial customers.  If it is you who expects the acquisitions to give you a competitive edge, please state so clearly.

Response No. 6 - This comment has been complied with. The second paragraph on page 5 has been expanded to clarify that it is management’s expectation that the acquisitions give us a competitive advantage and the reasons for that belief.

7.

We note your response to prior comment 5.  Please continue to update your disclosure throughout.  In this regard, we note that you now refer in the last paragraph on page 4 to a promissory note for $4.5 million; however, you referred on page 31 of your amendment to your Form S-1 filed on March 18, 2014 to a $4.5 million loan that was due by March 31, 2014 unless extended by the parties.  Also, we note your disclosure in the seventh paragraph of this filing to a promissory note for $600,000 due March 31, 2014, as extended.  When are the notes now due?  Have the payments been made on the notes? Please note that the above examples are only examples of disclosure that you should update.

Response No. 7 - This comment has been complied with. We have updated the disclosure of the due dates of promissory notes as they currently stand at the time of this amended filing, including the $600,000 note disclosedin the third paragraph on page 33 under Management’s Discussion and Analysis of Financial Condition and Results of Operations .

Risk Factors, page 8

8.

We note your response to prior comment 8.  Please expand the disclosure in this section to include a risk factor to clearly highlight the risk that you will incur a substantial amount of debt to finance your power plants.  In this regard, we note your disclosure in the fourth and fifth paragraphs on page 27.

Response No. 8 - This comment has been complied with on page 8. We have added a risk factor titled “We expect to incur a substantial amount of debt in order to build our initial combined heat and power plants.”

Our business depends, in part, on federal, state and local government support, page 11

9.

Please revise the disclosure in the third paragraph of this risk factor to clarify the reference to “LFG.”   Also, clarify the reference to “COD” on page 39.

Response No. 9 - This comment has been complied with. We have removed the abbreviations and provided the full terminology.

Liquidity and Capital Resources as of December 31, 2013, page 26

10.

We note your response to prior comment 12.  Please expand the disclosure in the fourth paragraph on page 27 to identify the customer.  In this regard, we note that in your exhibit 99.1 of your Form 8-K filed on April 15, 2013 that you referred to building seven projects for a “substantial New York Stock Exchange customer” that are forecasted to contribute up to over approximately $800 million in revenue over a ten year period.

Response No. 10 - This comment has been complied with.  The prior reference to the customer as a substantial New York Stock Exchange customer” has been modified by the customer’s instructions to read “A large U.S. and international protein provider.”  As per the Company’s correspondence dated April 22, 2014 to the Staff, the Company is no longer seeking confidential treatment for the five (5) exhibits that refer to the customer.  The Company has refiled those exhibits as Nos. 10-68 - 10-72, which are no longer contingent upon the agreement with the customer and the name of such customer has been removed.

Recent Sales of Unregistered Securities, page II-2

11.

Please ensure that you have updated the disclosure in this section.  In this regard, it does not appear that you have disclosed in the sixth and seventh paragraphs in this section the disclosure required by Item 701 of Regulation S-K regarding the sales of unregistered securities since December 31, 2013.  We note that the disclosure of the number of shares in the two paragraphs does not account for such sales given the disclosure elsewhere in your filing that you had 60,205,843 shares and 63,447,292 shares outstanding at December 31, 2013 and March 31, 2014, respectively.

Response No. 11 - This comment has been complied with.  An aggregate of 2, 410,000 restricted shares were issued by the Company during the three-month period ended March 31, 2014. The remaining 831,449 shares were issued without restrictive legend either pursuant to Registration Statement No. 333-181420 declared effective on May 9, 2013, or pursuant to Rule 144 under the Securities Act.

If you have any questions, please do not hesitate to contact the undersigned at 646-428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

/s/ Elliot H. Lutzker

Elliot H. Lutzker

cc:  Dr. Johnny R. Thomas

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